UNITED STATES
                        SECURITIES EXCHANGE COMMISSION

                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                         ANADYS PHARMACEUTICALS, INC.
                         ----------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   03252Q408
                                   ---------
                                (CUSIP Number)

                              December 31, 2004
                              -----------------
            (Date of Event which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule  pursuant  to  which this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 2 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SGC PARTNERS I LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        1,704,079
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   1,704,079
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,704,079
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.6%
.................................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 3 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG MERCHANT BANKING FUND L.P.

.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        1,704,079
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   1,704,079
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,704,079
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.6%
.................................................................................
12.   Type of Reporting Person:

      PN

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 4 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG CAPITAL PARTNERS L.L.C.
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        1,704,079
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   1,704,079
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,704,079
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.6%
.................................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 5 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG COWEN & CO., LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          62,614
Shares
Beneficially    6.   Shared Voting Power:        1,995,374
Owned by
Each            7.   Sole Dispositive Power:     62,614
Reporting
Person With     8.   Shared Dispositive Power:   1,995,374
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,057,988
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [  ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.2%
.................................................................................
12.   Type of Reporting Person:

      OO

                                                              Page 6 of 11 Pages

Item 1(a).    Name of Issuer:

              Anadys Pharmaceuticals, Inc. (the "Issuer)

Item 1(b).    Address of Issuer's Principal Executive Offices:

              3115 Merryfield Row, San Diego, CA 92121

Item 2(a).    Name of Person Filing

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)   SGC Partners I LLC ("SGC Partners I");

              ii) SG Merchant Banking Fund L.P. ("SG Merchant Banking Fund");

              iii) SG Capital Partners L.L.C. ("SG Capital Partners"); and

              iv) SG Cowen & Co., LLC ("SG Cowen").

              This Statement relates to Shares (as defined herein) held for the accounts of SGC Partners I and SG Cowen Ventures I, L.P., a Delaware limited partnership ("SG Cowen Ventures I"). The sole member of SGC Partners I is SG Merchant Banking Fund. The general partner of SG Merchant Banking Fund is SG
Capital Partners and the managing member of SG Capital Partners is SG Cowen. In such capacities, SG Merchant Banking Fund, SG Capital Partners and SG Cowen may be deemed to have voting and investment power over the Shares held for the account of SGC Partners I.

              The general partner of SG Cowen Ventures I is Societe Generale Investment Corporation. The investment committee of SG Cowen Ventures I consists of employees of SG Cowen. In such capacity, SG Cowen may be deemed to have voting and investment power over the Shares held for the account of SG Cowen Ventures I.

Item 2(b).    Address of Principal Business Office or, if None, Residence

              The address of the principal business office of each of the Reporting Persons is 1221 Avenue of the Americas, New York, New York 10020.

Item 2(c).    Citizenship

              i)    SGC Partners I is a Delaware limited liability company;
              ii) SG Merchant Banking Fund is a Delaware limited partnership;
              iii) SG Capital Partners is a Delaware limited liability company; and
              iv)   SG Cowen is a Delaware limited liability company.

                                                              Page 7 of 11 Pages

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share (the "Shares").

Item 2(e).    CUSIP Number:

              03252Q408

Item 3. If this Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
              (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange
                    Act.
              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
              (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership:

Item 4(a).    Amount Beneficially Owned:

              As of February 11, 2005:

              (i) Each of SGC Partners I, SG Merchant Banking Fund and SG Capital Partners may be deemed to beneficially own the 1,704,079 Shares held for the account of SGC Partners I.

              (ii) SG Cowen may be deemed to beneficially own 1,995,374 Shares. This amount consists of (A) 291,295 Shares held for the account of SG Cowen Ventures I, (B) 1,704,079 Shares held for the account of SGC Partners I, and (C) 62,614 Shares issuable upon the exercise of a warrant held for the account of SG Cowen.

Item 4(b).    Percent of Class:

             (i) The number of Shares of which SGC Partners I, SG Merchant Banking Fund and SG Capital Partners may be deemed to be the beneficial owner constitutes approximately 7.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q filed on November 11, 2004).

              (ii) The number of Shares of which SG Cowen may be deemed to beneficially own constitutes approximately 9.2% of the total number of Shares outstanding.

                                                              Page 8 of 11 Pages

Item 4(c).    Number of Shares of which such person has:

SGC Partners I, SG Merchant Banking Fund and SG Capital Partners:
-----------------------------------------------------------------
(i) Sole power to vote or direct the vote:                                     0
(ii) Shared power to vote or direct the vote:                          1,704,079
(iii) Sole power to dispose or direct the disposition of:                      0
(iv) Shared power to dispose or direct the disposition of:             1,704,079

SG Cowen:
---------
(i) Sole power to vote or direct the vote:                                62,614
(ii) Shared power to vote or direct the vote:                          1,995,374
(iii) Sole power to dispose or direct the disposition of:                 62,614
(iv) Shared power to dispose or direct the disposition of:             1,995,374


Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              This Item 6 is not applicable

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

              This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              This Item 10 is not applicable.

                                                              Page 9 of 11 Pages
                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005               SGC PARTNERS I LLC

                                      By: /s/ Sengal Selassie
                                          --------------------------
                                      Name:  Sengal Selassie
                                      Title: President and CEO

Date: February 11, 2005               SG MERCHANT BANKING FUND L.P.

                                      By: SG Capital Partners L.L.C.
                                          Its General Partner

                                      By: /s/ Sengal Selassie
                                          --------------------------
                                      Name:  Sengal Selassie
                                      Title: Director

Date: February 11, 2005               SG CAPITAL PARTNERS L.L.C.

                                      By: /s/ Sengal Selassie
                                          ---------------------------
                                      Name:  Sengal Selassie
                                      Title: Director

Date: February 11, 2005               SG COWEN & CO., LLC

                                      By: /s/ Sengal Selassie
                                          ---------------------------
                                      Name:  Sengal Selassie
                                      Title: Managing Director

                                                             Page 10 of 11 Pages

                                 EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------
A.   Joint Filing Agreement, dated February 11, 2005 by
     and among SGC Partners I LLC, SG Merchant Banking
     Fund L.P., SG Capital Partners L.L.C. and SG Cowen &
     Co., LLC............................................                     11

                                                             Page 11 of 11 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT


      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Anadys Pharmaceuticals, Inc. dated as of February 11, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 11, 2005               SGC PARTNERS I LLC

                                      By: /s/ Sengal Selassie
                                          --------------------------
                                      Name:  Sengal Selassie
                                      Title: President and CEO

Date: February 11, 2005               SG MERCHANT BANKING FUND L.P.

                                      By: SG Capital Partners L.L.C.
                                          Its General Partner

                                      By: /s/ Sengal Selassie
                                          --------------------------
                                      Name:  Sengal Selassie
                                      Title: Director

Date: February 11, 2005               SG CAPITAL PARTNERS L.L.C.

                                      By: /s/ Sengal Selassie
                                          ---------------------------
                                      Name:  Sengal Selassie
                                      Title: Director

Date: February 11, 2005               SG COWEN & CO., LLC

                                      By: /s/ Sengal Selassie
                                          ---------------------------
                                      Name:  Sengal Selassie
                                      Title: Managing Director